Benjamin M. Alexander
D: 310.201.7522
F: 310.201.2313
BAlexander@GreenbergGlusker.com
File Number: 52547-00005



April 17, 2013

U.S. Securities & Exchange Commission
The Division of Corporation Finance, Chief Accountant's Office
100 F Street, NE
Washington, DC 20549
dcaoletters@sec.gov

   Re: Lime Energy Co., SEC File No. 001-16265

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Lime Energy Co. ("Lime" or the "Company"), which has disclosed that its consolidated financial statements for the years ended December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011, and for the quarter ended March 31, 2012 (collectively, the "Affected Financial Statements") may no longer be relied upon. That disclosure was made by means of Current Reports on Form 8-K filed by Lime on July 17, 2012 (with respect to the years 2010 and 2011, and the first quarter of 2012) and on December 28, 2012 (with respect to the years 2008 and 2009). Lime has also failed to timely file its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012 and September 30, 2012 and its Annual Report on Form 10-K for the year ended December 31, 2012 due to its need to restate prior periods. Please note that Lime is a "smaller reporting company."

Lime is now in the process of determining the impact of the restatement on the Affected Financial Statements and related disclosures. This letter requests that the staff (the "Staff") of the U.S. Securities and Exchange Commission ("SEC") grant Lime a waiver regarding its proposed format for its disclosure of its financial statement restatements.

Lime acknowledges that the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires it to file reports with the SEC and to determine the accuracy and the adequacy of the information provided in those reports and that, generally, previously filed reports containing financial statements determined to be materially misstated require amendment. However, Lime believes that it would be unduly burdened by amending its previously filed annual and quarterly reports that contained any of the Affected Financial Statements and that the filing of those numerous amendments could adversely impact the ability of a reader of its financial statements to easily and fully understand the impact of the restatement.

The latter concern is heightened by the nature of the errors requiring the restatements. As disclosed in its Current Reports, the restatement was necessary because of errors in revenue recognition, comprising both the recognition of revenue that should not have been recognized

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and the recognition of revenue in periods earlier than permitted under generally accepted accounting principles. In the case of revenue that was recognized in an earlier period than permitted, the restated financial statements (or the 2012 financial statements) will reflect the recognition of that revenue in the proper period and the overall effect on retained earnings. Thus, Lime believes that it is critical to a reader's ability to understand the impact of the restatement to see the restated financial information from all of the Affected Financial Statements together with its 2012 financial statements and proposes to present the results of its restatement in its Annual Report on Form 10-K for the year ended December 2012 and its Quarterly Report on Form 10-Q for the period ended September 30, 2012, each as described in more detail below.

Proposed 10-K Presentation

In addition to the other requirements of Form 10-K, Lime proposes to include in its Annual Report on Form 10-K for the year ended December 31, 2012:

1. An explanatory note at the beginning of the Report discussing the restatement and where in the Report information relating to the restatement may be found.

2. Audited financial statements for the years ended December 31, 2011 and December 31, 2012.[1] The financial statements for 2011 would be restated as necessary and with columns labeled "restated."

3. Footnote disclosure reconciling previously filed 2011 financial information to the restated financial information, on a line-by-line basis and for each material type of error separately.

4. Footnote disclosure (i) of all line items in the financial statements for the years 2008, 2009 and 2010 requiring restatement, with columns labeled "restated" and (ii) reconciling previously filed 2008, 2009 and 2010 financial information to the restated financial information, on a line-by-line basis and for each material type of error separately, and the effect of these errors on retained earnings at January 1, 2011.

5. Appropriate disclosure relating to the restatement under Item 9A

Proposed 10-Q Presentation

In addition to the other requirements of Form 10-Q, Lime proposes to include in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012:

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[1] Lime has historically provided three years of financial statements in its Annual Reports, but as a smaller reporting company is only required to provide two years.

April 17, 2013
Page 3

1. An explanatory note at the beginning of the Report discussing the restatement and where in the Report information relating to the restatement may be found.

2. Unaudited financial statements for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, for the six month period ended June 30, 2012 and for the nine month period ended September 30, 2012. The financial statements for the quarter ended March 31, 2012 would be restated as necessary and with columns labeled "restated."

3. Footnote disclosure reconciling previously filed first quarter 2012 financial information to the restated financial information, on a line-by-line basis and for each material type of error separately.

4. Management's Discussion and Analysis comparing results for the three months ended March 31, June 30, and September 2012 and the nine month period ended September 30, 2012 to the corresponding periods in 2011.

5. Appropriate disclosure relating to the restatement under Item 9A.

Conclusion

Because Lime believes that the presentation described above would provide readers with two filings that would allow them to easily and fully understand the impact of the restatements without having to review numerous filings, the Company respectfully requests that the Staff advise the Company that the Staff will not raise further comment regarding the Company's need to amend prior Exchange Act filings to restate financial statements and related MD&A, or amend disclosures under Item 9A. In requesting such guidance from the Staff, Lime acknowledges that such guidance would not:

- mean the Division of Corporation Finance would not comment on or require changes in Lime's Form 10-K or Form 10-Q that includes the comprehensive disclosure outlined above;

- mean the Division of Corporation Finance had concluded that Lime has complied with all applicable financial statement requirements;

- mean the Division of Corporation Finance had concluded that the company has satisfied all rule and form eligibility standards under the Securities Act of 1933, as amended, and the Exchange Act;

- mean that the Division of Corporation Finance had concluded that Lime is current in filing its Exchange Act reports;

- mean that the Division of Corporation Finance had concluded that the company has complied with the reporting requirements of the Exchange Act;

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- foreclose any action recommended by the Division of Enforcement with respect to Lime's disclosure, filings or failures to file under the Exchange Act; or

- foreclose any action recommended by the Division of Enforcement with respect to the periods for which Lime's financial statements required restatement.

Please do not hesitate to contact the undersigned by telephone ((310) 201-7522 or email, balexander@greenbergglusker.com, or the Company's Chief Financial Officer, Jeffrey Mistarz ((704) 237-5477 or jmistarz@lime-energy.com) if you have any comments or questions, or require additional information.

Respectfully submitted,

Benjamin M. Alexander

BMA/smm